File No.


                    SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C.

                                FORM U-3A-2

Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the
                             Provisions of the
                Public Utility Holding Company Act of 1935

                    To Be Filed Annually Prior to March 1

                             THE STANLEY WORKS



hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:


     1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.


The Stanley Works ("Stanley" or the "Company") is a Connecticut corporation with its principal place of business at 1000 Stanley Drive, New Britain, Connecticut 06053. A list of its subsidiary companies is attached hereto and identified as Attachment 1. A description of the nature of Stanley's businesses and that of its subsidiaries, except for The Farmington River Power Company ("FRPC"), is attached hereto and identified as Attachment 2. The business of FRPC involves the generation, sale and distribution of electricity within the State of Connecticut.


     2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmissions lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.


Stanley owns no properties used for the purposes listed above either within or without the State of Connecticut.


FRPC owns and operates the Rainbow Dam Hydroelectric Facility located on the Farmington River in Windsor, Connecticut. The hydroelectric facility consists of the Rainbow Dam, a power house with an 8 megawatt generating capacity, switching and transformer equipment, flow and flood rights and various storage and outbuildings all located in Windsor, Connecticut. In addition FRPC owns transmission line rights of way, running for approximately 22 miles within the State of Connecticut from the Rainbow Dam facility to New Britain, Connecticut. FRPC also owns a substation and various distribution lines all located within New Britain, Connecticut.

FRPC does not own any property located outside the State of Connecticut and does not own any property located on or in proximity to the borders of the State of Connecticut.


     3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:


     (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.


Stanley - None.

FRPC sold 44,262,600 kwh. of electric energy during 1996.


     (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.


Stanley - None.

FRPC - None.


     (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

Stanley - None.

FRPC - None.


     (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.


Stanley - None.

FRPC - None.

     4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

     (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

         Not Applicable

     (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

         Not Applicable

     (C) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

         Not Applicable

     (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

         Not Applicable

     (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

         Not Applicable



The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February, 1997.


                                   The Stanley Works



                                   By: Thomas J. Williams
                                       Associate General Counsel
                                       and Assistant Secretary


CORPORATE SEAL

Attest:



Jennifer O. Estabrook
Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed.



      Thomas J. Williams     Associate General Counsel & Asst. Sec y.
                  (Name)                         (Title)


              1000 Stanley Drive, New Britain, CT 06053
                                 (Address)

                                 EXHIBIT A


  Consolidated Statements of Earnings
  The Stanley Works and Subsidiaries

  Fiscal years ended December 28, 1996, December 30, 1995 and December 31, 1994


  (Millions of Dollars, except per share amounts)   1996      1995      1994
                                                   ------    ------    ------

  Net Sales                                       $2,670.8  $2,624.3  $2,510.9

  Costs and Expenses
       Cost of sales                               1,795.5   1,789.7   1,684.0
       Selling, general and administrative           608.5     591.7     560.4
       Interest-net                                   22.5      30.3      29.0
       Other-net                                      22.3      14.3      35.7
     Restructuring and asset write-offs             47.8        85.5
                                                   -------   -------   -------
                                                   2,496.6   2,511.5   2,309.1
                                                   -------   -------   -------

     Earnings before Income Taxes                    174.2     112.8     201.8

  Income Taxes                                        77.3      53.7      76.5
                                                   -------   -------    ------


  Net Earnings                                      $ 96.9    $ 59.1    $125.3
                                                    =======   =======   ======

  Net Earnings Per Share of Common Stock             $1.09     $ .67     $1.40
                                                   ========   =======   ======


     Note: Per share amounts for prior periods have been restated to give retroactive effect to the two-for-one stock split declared on April 17, 1996.














  Consolidated Balance Sheets
  The Stanley Works and Subsidiaries

 December 28, 1996 and December 30, 1995
  (Millions of Dollars)                             1996       1995
                                                  -------    -------
  ASSETS
  Current Assets
    Cash and cash equivalents                       $84.0      $75.4
    Accounts and notes receivable                   446.3      438.7
    Inventories                                     338.1      349.1
    Other current assets                             42.5       51.9
                                                  -------    -------
  Total Current Assets                              910.9      915.1
  Property, Plant and Equipment                     570.4      556.5
  Goodwill and Other Intangibles                     98.9      131.8
  Other Assets                                       79.4       66.6
                                                  -------   --------
  Total Assets                                   $1,659.6   $1,670.0
                                                 ========   ========
  LIABILITIES AND SHAREHOLDERS' EQUITY
  Current Liabilities
    Short-term borrowings                           $ 4.9      $77.2
    Current maturities of long-term debt             15.1       14.1
    Accounts payable                                130.8      112.7
    Accrued expenses                                230.8      183.7
                                                  -------      -----
  Total Current Liabilities                         381.6      387.7
  Long-Term Debt                                    342.6      391.1
  Other Liabilities                                 155.3      156.6







  Shareholders' Equity
  Preferred Stock, without par value:
      Authorized and unissued 10,000,000 shares
  Common Stock, par value $2.50 per share:
      Authorized 200,000,000 shares;
      issued 92,343,410 shares in 1996 and 1995     230.9      115.4
  Capital in excess of par value                      -         68.4
  Retained earnings                                 919.0      937.6
  Foreign currency translation adjustment           (45.5)     (70.6)
  ESOP debt                                        (234.8)    (244.3)
                                                  --------   --------
                                                    869.6      806.5
  Less: cost of common stock in treasury
    (3,623,618 shares in 1996 and 3,584,580
     shares in 1995)                                 89.5       71.9
                                                  --------   --------
  Total Shareholders' Equity                        780.1      734.6
                                                 ---------  ---------
  Total Liabilities and Shareholders' Equity     $1,659.6   $1,670.0
                                                 =========  =========


     Note: Certain prior year amounts have been reclassified to conform with the current year presentation. Shares outstanding for the prior year have been restated to give retroactive effect to the two-for-one stock split declared on April 17, 1996.


  Consolidated Statements of Cash Flows
  The Stanley Works and Subsidiaries

  Fiscal years ended December 28, 1996, December 30, 1995 and December 31, 1994


  (Millions of Dollars)                                 1996     1995     1994
                                                      -------   ------   ------
  Operating Activities:

  Net earnings                                        $ 96.9    $59.1   $125.3
  Adjustments to reconcile net earnings to net cash
    provided by operating activities:
      Depreciation and amortization                     74.7     81.2     81.8
      Restructuring and asset write-offs                47.8     85.5
      Other non-cash items                              38.5     32.3     18.3
      Changes in operating assets and liabilities:
        Accounts and notes receivable                  (28.9)   (23.3)   (46.2)
        Inventories                                    (10.5)    (4.5)   (69.8)
        Accounts payable and accrued expenses            9.5    (27.8)    34.9
        Income taxes                                    24.3    (24.1)   (11.9)
        Other                                            7.6      (.3)    (3.9)
                                                      ------   ------   ------
  Net cash provided by operating activities            259.9    178.1    128.5
                                                      ------   ------   ------
  Investing Activities:
  Capital expenditures                                 (78.7)   (66.5)   (66.4)
  Capitalized software                                 (25.0)   (20.2)    (5.7)
  Proceeds from sales of businesses                     36.4       -       4.8
  Other                                                  5.5      1.4     (2.9)
                                                      ------   ------    ------
  Net cash used by investing activities                (61.8)   (85.3)   (70.2)
                                                      ------   ------    ------




  Financing Activities:
  Payments on long-term debt                           (26.0)   (83.5)    (2.9)
  Proceeds from long-term borrowings                     2.0     86.0       -
  Net short-term financing                             (72.3)    (5.1)    40.9
  Proceeds from issuance of common stock                36.5      5.7      4.2
  Purchase of common stock for treasury                (65.7)   (13.2)   (16.3)
  Cash dividends on common stock                       (67.6)   (75.2)   (61.5)
                                                      ------   ------   ------
  Net cash used by financing activities               (193.1)   (85.3)   (35.6)
                                                      ------   ------   ------
  Effect of exchange rate changes on cash                3.6     (1.4)     2.9
                                                      ------   ------   ------
  Increase in cash and cash equivalents                  8.6      6.1     25.6

  Cash and cash equivalents, beginning of year          75.4     69.3     43.7
                                                      ------   ------   ------
  Cash and cash equivalents, end of year               $84.0    $75.4    $69.3
                                                      ======   ======   ======


     Note: Certain prior year amounts have been reclassified to conform with the current year presentation.

  Consolidated Statements of Changes in Shareholders' Equity
  The Stanley Works and Subsidiaries

  Fiscal years ended December 28, 1996, December 30, 1995 and December 31, 1994
  (Millions of Dollars)
                                    Capital          Trans-
                                   In Excess         lation                       Share-
                            Common  of Par Retained  Adjust-    ESOP    Treasury  holders
                            Stock   Value  Earnings  ments      Debt     Stock    Equity
                            ------ ------- --------  -------    ----    --------  -------
  Balance January 1, 1994   $115.4  $73.1  $871.1   $(56.7)   $(261.5)  $(60.5)   $680.9
  Net earnings                              125.3                                  125.3
  Currency translation adj.                 .4                   .4
  Cash dividends declared
        - $.69 per share                    (61.9)                                 (61.9)
  Issuance of common stock           (3.0)                                13.3      10.3
  Purchase of common stock                                               (21.9)    (21.9)
  ESOP debt                                                       7.8                7.8
  ESOP tax benefit                    3.3                                    3.3
                     ------------------------------------------------------------

  Balance December 31, 1994  115.4   70.1   937.8     (56.3)   (253.7)   (69.1)    744.2
  Net earnings                               59.1                                   59.1
  Currency translation adj                            (14.3)                       (14.3)
  Cash dividends declared
      - $.71 per share                      (62.6)                                 (62.6)
  Issuance  of common stock          (1.7)                                13.9      12.2
  Purchase of common stock                                               (16.7)    (16.7)
  ESOP debt                                                       9.4                9.4
  ESOP tax benefit                            3.3                                    3.3
                              ----------------------------------------------------------
  Balance December 30, 1995  115.4   68.4   937.6     (70.6)   (244.3)   (71.9)    734.6

  Two-for-one stock split    115.5  (66.9)  (48.6)                                    -
  Net earnings                               96.9                                   96.9
  Currency translation adj                             25.1                         25.1
  Cash dividends declared
        - $.73  per share                   (65.2)                                 (65.2)
  Issuance of common stock            (6.2)  (5.1)                        53.4      42.1
  Purchase of common stock                                               (71.0)    (71.0)
  Tax benefit related to
    stock options                      4.7     .3                                    5.0
  ESOP debt                                                       9.5                9.5
  ESOP tax benefit                            3.1                                    3.1
                             ------------------------------------------------------------
  Balance December 28, 1996   $230.9  $ -  $919.0    $(45.5)  $(234.8)  $(89.5)   $780.1
                             ============================================================

     Note: Per share amounts for prior periods have been restated to give retroactive effect to the two-for-one stock split declared on April 17, 1996.

FARMINGTON RIVER POWER
STATEMENT OF EARNINGS
FISCAL YEARS ENDED DECEMBER 28, 1996 AND DECEMBER 30, 1995
(in thousands of dollars)

                                            1996         1995
                                          ---------    ---------

COSTS AND EXPENSES

COST OF SALES                               $103.3      $101.3
OTHER-NET                                     65.0         5.0
RESTRUCTURING AND ASSET WRITE-OFFS              -        (12.9)
                                          ---------    ---------
EARNINGS BEFORE INCOME TAXES                $168.3      $ 93.4
                                          ---------    ---------
INCOME TAXES                                  60.1        31.4

                                          ---------    ---------
NET EARNINGS                                $108.2       $62.0
                                          =========    =========

FARMINGTON RIVER POWER
BALANCE SHEETS
DECEMBER 28, 1996 AND DECEMBER 30, 1995
(in thousands of dollars)
                                              1996           1995
                                          -----------     ------------
ASSETS
CURRENT ASSETS
  ACCOUNTS RECEIVABLE                          $63.2           $(1.2)
  INVENTORIES                                                    2.8
  OTHER CURRENT ASSETS                         (14.8)           (7.4)
                                          ------------   -------------
TOTAL CURRENT ASSETS                            48.4            (5.8)

PROPERTY, PLANT, & EQUIPMENT                 2,451.6         2,610.0

                                          ------------    -------------
TOTAL ASSETS                                $2,500.0        $2,604.2
                                          ============    =============

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  ACCOUNTS PAYABLE                           $13.3             $12.4
  ACCRUED EXPENSES                            89.1             227.8
  INCOME TAXES                                58.8              37.7
                                         -------------    -------------
TOTAL CURRENT LIABILITIES                    161.2             277.9


DEFERRED INCOME TAXES                         10.7               4.4

SHAREHOLDERS' EQUITY

AFFILIATE INVESTMENT                       1,506.2           1,608.2
COMMON STOCK                                 150.0             150.0
RETAINED EARNINGS                            671.9             563.7
                                         -------------    --------------
TOTAL SHAREHOLDERS' EQUITY                 2,328.1           2,321.9
                                         -------------    --------------
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY  $2,500.0          $2,604.2
                                         =============    ==============


 FARMINGTON RIVER POWER
 TRIAL BALANCE
 DECEMBER 1996



           MISCELLANEOUS REC                 63,207
           PREPAID EXPENSES                 (14,800)
           LAND                             105,010
           LAND IMPROVEMENTS                 30,335
           BUILDINGS                      3,350,439
           MACHINERY & EQUIPMENT            209,595
           OFFICE FURN & EQUIP                8,888
           TRANSPORTATION EQUIP              44,437
           ACC DEPR - LAND IMPROV           (25,032)
           ACC DEPR - BUILDINGS          (1,106,710)
           ACC DEPR - MACH & EQUIP         (132,360)
           ACC DEPR - FURN & EQUIP           (5,874)
           ACC DEPR - TRANSP EQUIP          (27,121)
            PAYROLL DEDUCTIONS              (13,251)
            ACCRUED PAYROLL                  (2,164)
            OTH ACCR P/R EXP                (10,890)
            ACCR P/R TAXES                   (8,126)
            PROPERTY TAXES                  (54,350)
            SALES TAXES                     (12,803)
            ACCRUED ITEMS - OTHER           (10,488)
            ACCD INC TAX - FEDERAL          (58,798)
            DEF NATL INC TAXES               (7,596)
            DEF LOCAL INC TAXES              (3,121)
            AFFIL - INVESTMENTS          (1,506,230)
            COMM STK SUBSIDIARY CO         (150,000)
            USE TAX                           9,264
            ACCRUED EMPLOYEE INSURANCE          439
            RETAINED EARNINGS - BEG        (563,700)
            NET INCOME                     (108,199)
            RETAINED EARNINGS - END        (671,899)
            COST OF SALES                  (103,291)
            GAIN/LOSS ON DISPOSAL OF ASSETS (65,037)
            INCOME TAXES - U.S.              58,283
            INCOME TAXES - STATE              1,846














                                                             EXHIBIT B
                          FINANCIAL DATA SCHEDULE



[ARTICLE] OPUR3
[LEGEND]
THIS SCHEDULE CONTAINS SUMMARY FINANCIAL INFORMATION EXTRACTED FROM THE STANLEY WORKS AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS AND STATEMENTS OF EARNINGS AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SUCH FINANCIAL STATEMENTS. [/LEGEND]
[MULTIPLIER] 1,000

[PERIOD-TYPE]                   YEAR
[FISCAL-YEAR-END]                          DEC-28-1996
[PERIOD-END]                               DEC-28-1996
[BOOK-VALUE]                                  PER-BOOK
[TOTAL-ASSETS]                               1,659,600
[TOTAL-OPERATING-REVENUES]                   2,670,800
[NET-INCOME]                                    96,900








                         EXHIBIT C


               Not Applicable













ATTACHMENT 1


(All subsidiaries are included in the Consolidated Financial Statements of The Stanley Works)

                                             Jurisdiction of
Corporate Name                                Incorporation

The Stanley Works                                 Connecticut

     The Farmington River Power Company           Connecticut

     Stanley Mechanics Tools, Inc.                Ohio

     Stanley Storage Systems, Inc.                Connecticut

     Stanley Germany Inc.                         Delaware

     Stanley International Sales, Inc.            Delaware

     Stanley Inter-America, Inc.                  Delaware

     Stanley Foreign Sales Corporation            Virgin Islands

     Stanley Magic-Door, Inc.                     Delaware

     Stanley Home Automation, Inc.                Delaware

     General Rental Co., Inc.                     Florida

     Jensen Tools, Inc.                           Delaware

     LaBounty Manufacturing, Inc.                 Minnesota

     Stanley-Bostitch, Inc.                       Delaware

     Stanley-Bostitch Holding Corporation         Delaware

     Hartco Company                               Illinois

     The Stanley Works Funding Corporation        Delaware

     Stanley Mail Media, Inc.                     Delaware

     Stanley Logistics, Inc.                      Delaware

     Stanley Fastening Systems, L.P.              Delaware






                                             Jurisdiction of
Corporate Name                                Incorporation

(The Stanley Works)

     Stanley Canada Inc.                          Ontario, Canada

     Stanley Home Decor Canada Limited            Ontario, Canada

     Stanley Tools (N.Z.) Ltd.                    New Zealand

     Ferramentas Stanley Ltda.                    Brazil

     Herramientas Stanley S.A. de C.V.            Mexico

     Herramientas Stanley S.A.                    Colombia

     Stanley-Bostitch, S.A. de C.V.               Mexico

     Stanley Tools SpA                            Italy

     S.I.C.F.O.-Stanley S.A.                      France

     Stanley Europe B.V.                          Netherlands

     Stanley Atlantic, Inc.                       Delaware

     The Stanley Works Ltd.                       U.K.

     Mosley-Stone Ltd.                            U.K.

     R.J. Lendrum Limited                         U.K.

     Stanley Works
     (Nederland) B.V.                             Netherlands

     Stanley Magic-Door
     Netherlands B.V.                             Netherlands

     Placements et Rangements
     Nirva S.a.R.L.                               France







                                             Jurisdiction of
Corporate Name                                Incorporation

(The Stanley Works)

        Societe Civile Immobiliere WAT            France

        Stanley Iberica S.A.                      Spain

        Stanley Vaerktoej ApS                     Denmark

        Stanley Svenska A.B.                      Sweden

        Suomen Stanley OY                         Finland

        Bostitch G.m.b.H.                         Germany

        Friess G.m.b.H.                           Germany

        Stanley Bostitch S.A.                     France

        Soc. de Fab. Bostitch S.A. (Simax)        France

        Bostitch (Europe) AG                      Switzerland

        Bostitch AG                               Switzerland

        S.A. Stanley Works Belgium N.V.          Belgium

        Stanley International
        Holdings Inc.                             Delaware

        Stanley Pacific Inc.                      Delaware

        Stanley-Bostitch
        Pty. Limited                              Delaware

        The Stanley Works Pty. Ltd.               Australia

        Stanley Works Asia Pacific Pte. Ltd.      Singapore

       The Stanley Works
       (Hong Kong) Ltd.                           Hong Kong






                                             Jurisdiction of
Corporate Name                                Incorporation

(The Stanley Works)

     The Stanley Works Sales
     (Philippines), Inc.                          Philippines

     Stanley Tools Ltd.                           Taiwan


     Chiro Tool Manufacturing Corporation         Taiwan

     The Stanley Works
     (Bermuda) Ltd.                               Bermuda

     The Stanley Works Japan K.K.                 Japan

     Stanley Works Ltd.                           Thailand

     Stanley Tools Poland Ltd.                    Poland

     Tona a.s. (LTD) (83%)                        Czech Republic

     P.T. Stanley Works Indonesia                 Indonesia

     Stanley Works Malaysia Sdn. Bhd.             Malaysia

     Stanley Fastening Systems Poland Ltd.        Poland

     Stanley de Chihuahua, S. de R.L. de C.V.     Mexico

The names of certain subsidiaries have been omitted because such subsidiaries, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.
















ATTACHMENT 2



Narrative Description of Business. The Company was founded in 1843 by Frederick T. Stanley and incorporated in the State of Connecticut in 1852. The Company is a worldwide manufacturer and marketer of tools, hardware and specialty hardware offering a wide range of products for home improvement, consumer, industrial and professional use. Stanley is a brand recognized around the world for quality and value.

     In 1996, the Company had net sales of $2.7 billion and employed approximately 19,000 people worldwide. The Company's principal office is located at 1000 Stanley Drive, New Britain, Connecticut 06053 and its telephone number is (860) 225-5111.

     The Company's operations are classified into three industry segments:
Tools, Hardware and Specialty Hardware.

    Tools. The Tools segment manufactures and markets consumer, industrial and engineered tools. Consumer tools includes hand tools such as measuring instruments, planes, hammers, knives and blades, wrenches, sockets, screwdrivers, saws, chisels, boring tools, masonry, tile and drywall tools, paint preparation and paint application tools. Industrial tools includes industrial and mechanics hand tools, including STANLEY-PROTO industrial tools and MAC mechanics tools, and high-density industrial storage and retrieval systems. Engineered tools includes STANLEY-BOSTITCH fastening tools and fasteners used for commercial, industrial, construction, packaging and consumer use; hydraulic tools (these are hand-held hydraulic tools used by contractors, utilities, railroads and public works as well as mounted demolition hammers and compactors designed to work on skid steer loaders, mini-excavators, backhoes and large excavators); and air tools (these are high performance, precision assembly tools, controllers and systems for tightening threaded fasteners used chiefly by vehicle manufacturers).

    Hardware. The hardware segment manufactures and markets hardware products ranging from hinges, hasps, shelf brackets, bolts, latches to a line of closet organizing systems and mirrored closet doors, door hardware and wall mirrors.

    Specialty Hardware. The specialty hardware segment manufactures and markets residential insulated steel and reinforced fiberglass entrance door systems, sectional roll up steel garage doors and automatic doors.